UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova PRISM 2 Selected by A Leading Foundry for Advanced Packaging Applications”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2023

NOVA LTD.
(Registrant)
By: /s/ Dror David
——————————————
Dror David
Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova PRISM 2 Selected by A Leading Foundry
for Advanced Packaging Applications

REHOVOT, Israel, August 29, 2023 - Nova (Nasdaq: NVMI) announced today that one of the world’s leading foundry manufacturers recently selected Nova PRISM 2 for its advanced packaging process steps.

Advanced packaging applications such as 3D-stacking and heterogeneous integration help maintain Moore’s law and achieve higher bandwidth, lower latency, lower power, and higher yield. The new advanced packaging schemes necessitate process steps such as hybrid bonding and demand tighter process control on smaller, denser interconnects and tall, highly complex multilayered structures.

The Nova PRISM platform, using its unique spectral interferometry technology, has a proven advantage in addressing these new challenges and providing manufacturers with the relevant insights to achieve successful production. Nova PRISM 2 is the newest generation of the platform, offering the improved sensitivity and accuracy required to address the R&D and high-volume manufacturing metrology needs of advanced process nodes.

“This selection by one of the world’s leading semiconductor foundries demonstrates the growing value of Nova’s innovative metrology portfolio beyond traditional front-end process steps,” said Gaby Waisman, Nova’s president and CEO. “The increasing complexity of advanced packaging architecture requires novel in-line metrology solutions, and our market-leading portfolio allows manufacturers to utilize optical CD and spectral interferometry technologies in completely new ways. We are encouraged by the keen interest our customers are showing in what we can do to help them overcome the growing challenges in advanced packaging.”

The Company further reported that it expects to recognize initial revenues from the selection soon within the calendar year 2023, and that presently it is undergoing additional evaluations and demos by several other IC manufacturers for similar advanced packaging applications.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events such as the outbreak of COVID-19; inability to protect our intellectual property; open source technology exposure; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; political, economic and military instability in Israel including related to the potential changes to the judicial system; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on February 28, 2023. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.